UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Agenda and Resolutions from the ABB Ltd Annual General Meeting of Shareholders held on May 8, 2008; and

2.               Press release issued by ABB Ltd dated May 8, 2008.

ABB Ltd

 AGENDA AND RESOLUTIONS

from the Annual General Meeting of Shareholders

held on May 8, 2008, 10.00

in the “Messe Zürich hall”, Zürich-Oerlikon / CH

AGENDA AND RESOLUTIONS

1.              Reporting for Fiscal Year 2007

(Reporting only).

2.              Approval of the Annual Report, the Consolidated Financial Statements, and the Annual Financial Statements for 2007

The shareholders approve the Annual Report, the Consolidated Financial Statements, and the Annual Financial Statements for 2007.

3.              Discharge of the Board of Directors and the persons entrusted with management

The shareholders discharge the members of the Board and the persons entrusted with management for the fiscal year 2007.

4.              Appropriation of available earnings and release of legal reserves

The shareholders approve the proposal of the Board of Directors,

•                  to release CHF 2,086,682,937 of the legal reserves,

•                  to allocate those released reserves to other reserves, and

•                  to carry forward the available earnings in the amount of CHF 1,772,263,198.

5.              Creation of additional contingent share capital

The shareholders approve with the required majority of two thirds of the votes represented, and thereby also with the absolute majority of the par value of shares represented,

•                  the creation of additional contingent share capital in an amount not to exceed CHF 500,000,000 enabling the issuance of up to 200,000,000 ABB Ltd shares with a nominal value of CHF 2.50; and

•                  the following amendment to the first three paragraphs of Article 4bis of the Articles of Incorporation:

Article 4bis

Contingent Share Capital	1

The share capital may be increased in an amount not to exceed CHF 525,000,000 through the issuance of up to 210,000,000 fully paid registered shares with a par value of CHF 2.50 per share,

a) up to the amount of CHF 500,000,000 through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of newly or already issued bonds or other financial market instruments by the Company or one of its group companies, and

b) up to the amount of CHF 25,000,000 through the exercise of warrant rights granted to the shareholders by the Company or one of its group companies. The Board of Directors may grant warrant rights not taken up by shareholders for other purposes in the interest of the Company.

The pre-emptive rights of the shareholders shall be excluded in connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments or the grant of warrant rights. The then current owners of conversion rights and/or warrants shall be entitled to subscribe for the new shares. The conditions of the conversion rights and/or warrants shall be determined by the Board of Directors.

2

The acquisition of shares through the exercise of conversion rights and/or warrants and each subsequent transfer of the shares shall be subject to the restrictions of art. 5 of these Articles of Incorporation.

3

In connection with the issuance by the Company or one of its group companies of convertible or warrant-bearing bonds or other financial market instruments, the Board of Directors shall be authorized to restrict or deny the advance subscription rights of shareholders if such issuances are for the purpose of financing or refinancing the acquisition of an enterprise, parts of an enterprise, participations or new investments or the issuance on national or international capital markets. If advance subscription rights are denied by the Board of Directors, the following shall apply: the convertible or warrant-bearing bonds or other financial market instruments shall be issued at the relevant market conditions and the new shares shall be issued pursuant to the relevant market conditions taking into account the share price and/or other comparable instruments having a market price. Conversion rights may be exercised during a maximum 10-year period, and warrants may be exercised during a maximum 7-year period, in each case from the date of the respective issuance. The advance subscription rights of the shareholders may be granted indirectly.

6.              Capital reduction through nominal value repayment

The shareholders approve,

•                  to reduce the share capital of CHF 5,790,037,755.00 by CHF 1,111,687,248.96 to CHF 4,678,350,506.04 by way of reducing the nominal value of the registered shares from CHF 2.50 by CHF 0.48 to CHF 2.02 and to use the nominal value reduction amount for repayment to the shareholders,

•                  to confirm as a result of the report of the auditors, that the claims of the creditors are fully covered notwithstanding the capital reduction,

•                  to amend article 4 para.1 of the Articles of Incorporation according to the following wording  as per the date of the entry of the capital reduction in the commercial register:

Article 4

Share Capital	1	The share capital of the Company is CHF 4,678,350,506.04 and is divided into 2,316,015,102 fully paid registered shares. Each share has a par value of CHF 2.02.

•                  to amend article 4bis paras. 1 and 4, and article 4ter para. 1 of the Articles of Incorporation, correspondingly reflecting the reduced nominal value of the registered shares from CHF 2.50 by CHF 0.48 to CHF 2.02, as per the date of the entry of the capital reduction in the commercial register.

7.              Amendment to the Articles of Incorporation related to the capital reduction

The shareholders approve to amend article 13 para.1 of the Articles of Incorporation as follows:

Article 13

Agenda	1

One or more shareholders whose combined shareholdings represent an aggregate par value of at least CHF 808,000 may demand that an item be included on the agenda of a General Meeting of Shareholders. Such inclusion must be requested in writing at least forty days prior to the meeting and shall specify the agenda items and proposals of such shareholder(s).

8.              General amendments to the Articles of Incorporation

The shareholders approve to amend articles 8 para. 1, 19i), 20, 22 para. 1, and 28 of the Articles of Incorporation according to the following wording:

a) Amendment to Article 8 para. 1 of the Articles of Incorporation

Article 8

Dividend Access Facility	1

The Company has established a dividend access facility under which shareholders who are resident in Sweden have the option to be registered with VPC as holders of a total of up to 600,004,716 registered shares of the Company, with suspended dividend entitlement. The claim to dividends against the Company on such registered shares shall be suspended as long as such registered shares are registered with VPC. In lieu thereof, on each such registered share, an amount equivalent to the dividend resolved on a registered share of the Company shall be paid in Swedish kronor by ABB Norden Holding AB based on the dividend entitlement on a preference share.

b) Amendment to Article 19i) of the Articles of Incorporation

Article 19i)

Special Quorum	The approval of at least two-thirds of the votes represented shall be required for resolutions of the General Meeting of Shareholders with respect to:

i) the dissolution of the Company.

c) Amendment to Article 20 of the Articles of Incorporation

Article 20

Number of Directors	The Board of Directors shall consist of no less than 7 and no more than 13 members.

d) Amendment to Article 22 para. 1 of the Articles of Incorporation

Article 22

Organization of the Board, Remuneration	1	The Board of Directors shall elect from among its members one Chairman. It shall appoint a secretary who need not be a member of the Board.

e) Amendment to Article 28 of the Articles of Incorporation

		Article 28

Term, Powers and Duties	1	The Auditors which shall be elected by the General Meeting of Shareholders each year, shall have the powers and duties vested in them by law.

	[2	cancelled]

9.              Elections to the Board of Directors

The shareholders re-elect the following persons as members of the Board of Directors for a further period of one year, i.e. until the Annual General Meeting 2009:

•                  Hubertus von Grünberg

•                  Roger Agnelli

•                  Louis R. Hughes

•                  Hans Ulrich Märki

•                  Michel de Rosen

•                  Michael Treschow

•                  Bernd W. Voss

•                  Jacob Wallenberg

10.       Election of the Auditors

The shareholders elect Ernst & Young AG as auditors for the fiscal year 2008.

This is a translation of the original German version. In case of any discrepancy, the German version shall prevail.

For the minutes:

Zurich, May 8, 2008	Diane de Saint Victor

General Counsel and Secretary to the Board of Directors

Press Release

For your business and technology editors

ABB shareholders approve all Board proposals

Zurich, Switzerland, May 8, 2008 – Shareholders of ABB, the leading power and automation technology group, approved all proposals submitted by the Board of Directors to the company’s annual general meeting in Zurich today.

All eight members of the Board were re-elected for another term of office. Hubertus von Grünberg, Chairman of the Board, said his priorities for the company include seizing the opportunities offered by the growing market for technology to combat climate change.

“We are not talking about a short-term trend, but an extremely rapidly growing market that presents our company with enormous opportunities,” von Grünberg said in his speech to shareholders.

Shareholders voted for a payout of 0.48 Swiss francs per share for 2007, to be paid in the form of a reduction in the nominal value of the shares. They agreed to reclassify legal reserves to increase ABB’s share capital flexibility, and created contingent capital, a measure that allows the company to issue as many as 200 million shares for certain company purposes.

A total of 1450 shareholders attended the annual general meeting and 50,6 percent of the total share capital was represented. They also approved the annual report, the consolidated financial statements and the annual financial statements for 2007. ABB achieved record profitability last year.

Chief Executive Officer Michel Demaré said market and technology leadership, together with performance improvements, are helping ABB to benefit from vibrant demand to expand and strengthen power grids, increase industrial productivity and improve energy efficiency.

“The long-term market factors driving our growth remain unchanged and continue to offer tremendous opportunities for organic growth,” Demaré said.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs more than 110,000 people.

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich
Wolfram Eberhardt, Thomas Schmidt,	Switzerland: Tel. +41 43 317 7111
Tel: +41 43 317 6568	Sweden:	Tel. +46 21 325 719
Fax: +41 43 317 7958	USA:	Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: May 9, 2008	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel